Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

        April 23, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Re:	Baby Fox International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-150835
Filed February 11, 2010

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Baby Fox International, Inc. (the “Company”) dated February 25, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General Comments

Staff Comment 1.           We note your response to prior comment three. Please clarify why the older warehouse inventory does not have a steeper discount than the Class B stores.

Response: The older warehouse inventory does have a steeper discount than the Class B stores. The older warehouse inventories are sold at an 80-90% discount compared to a 30-50% discount for the Class B stores. The previously disclosed discount of 10-20% discount was a typographical error.  We have revised the amended registration statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Staff Comment 2.           Please incorporate your response to prior comment 13 into your disclosure document.

Response: We have revised the registration statement to include information regarding consulting services provided by the various parties in exchange for shares of the Company received on January 18, 2008 in “Part II—Item 15. Recent Sales of Unregistered Securities.”

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

General

Staff Comment 3.           Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendments.

Response: We have included updated financial statements and a currently dated consent from our independent accountant as required in the amended registration statement.

Exhibits

Exhibit 5.1

Staff Comment 4.           Please revise your legality opinion to remove the statements that “[m]embers of [y]our firm are admitted to the bar in the State of California…” and “[w}e are not licensed to practice law in the State of Nevada…” In addition, please revise to opine on Nevada law and not merely the Nevada Private Corporations Law.

Response: We have included a legality opinion from the Holland & Hart LLP which is licensed to practice law in the State of Nevada who has opined on Nevada law as requested.

Exhibit 99.4

Staff Comment 5.           We note your response to our prior comment 23. Please provide updated comparative sales data metrics with any amendments and disclose your basis for presenting each metric. For example, explain how you treat new stores, relocated stores, changes in store square footage, and store closings in your calculation of the metrics presented.

Response: We have provided updated comparative sale data metrics in Exhibit 99.4 in the amended registration statement and included discussion regarding our basis for presenting each metric such as our treatment of new stores, change in store square footage and store closings in the sub-sections titled “Comparable Store Sales: under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

No relocation occurred during the period covered by the sales data metrics therefore no discussion on relocated stores was necessary.

Item 17

Staff Comment 6.           We note your response to prior comment 24. Please note that the undertakings must be reproduced in the exact form given in Item 512 of Regulation S-K. Please revise.

Response: The undertakings in the registration statement have been revised as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jieming Huang
Jieming Huang
President and Chief Executive Officer

Enclosures
CC:         Matthew Z. Chang
 The Crone Law Group